December 14, 2021

VIA EDGAR SUBMISSION

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Megan Akst, Senior Staff Accountant

Re:        Ribbon Communications Inc.
        Form 10-K for Fiscal Year Ended December 31, 2020
        Filed February 26, 2021
        File No. 001-38267

Dear Ms. Akst:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 30, 2021 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2020, filed by Ribbon Communications Inc. (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Statements of Operations, page 62

1.We note that you offer Software-as-a-Service (“SaaS”) subscriptions. Please tell us the amount of revenue recognized from SaaS subscriptions for the periods presented and in which line item they are reflected in your Statements of Operations. Refer to Rule 5-03(b) of Regulation S-X.

RESPONSE
Revenue from SaaS subscriptions is included in Product revenue in the Company’s consolidated statements of operations and has historically been immaterial to the Company’s consolidated results. For example, revenue from SaaS subscriptions was approximately $10 million in the year ended December 31, 2020, or approximately 2% of Product revenue and approximately 1% of Total revenue, which is well below the 10% threshold required for separate disclosure under Rule 5-03(b) of Regulation S-X. Further, substantially all of the Company’s revenue from SaaS subscriptions was attributable to the Company’s Kandy Communications business (“Kandy”). On December 1, 2020, the Company sold Kandy, resulting in a significant reduction to revenue from SaaS subscriptions in fiscal year 2021. Revenue from SaaS subscriptions continued to be immaterial in the nine months ended September 30, 2021.

2.We note that cost of revenue excludes the amortization of acquired intangibles and that you present gross profit which excludes these expenses. Please tell us how your presentation complies with SAB Topic 11.b. In this regard if you do not allocate this amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and re-label the cost of revenue line item to indicate that it excludes amortization.

RESPONSE
The Company acknowledges that the guidance in SAB Topic 11.B. addresses the reporting of depreciation, depletion and amortization of property, plant and equipment as a component of cost of revenue; however, the Company respectfully submits that SAB Topic 11.B. does not prescribe where to report amortization of intangible assets specifically in the statements of operations. Accordingly, absent such definitive guidance, the Company believes it is appropriate to report amortization of acquired intangible assets separately as a component of operating expenses in its statements of operations. The Company includes depreciation and amortization of property, plant and equipment in cost of revenue in its consolidated statements of operations, but excludes amortization of acquired intangible assets, specifically, acquired developed technology, from cost of revenue, and reports all amortization of acquired intangible assets separately as a component of operating expenses. The Company’s developed technology intangible asset represents technology used in a broad range of the Company’s products; the Company’s research and development team continues to use this technology as the basis for future products both currently being developed and those planned for future development. Amortization of acquired intangible assets includes amortization of developed technology, customer relationships and tradenames. Due to the nature of these intangible assets, the Company believes that it is appropriate to include all of the acquired intangible amortization within operating expenses in the statements of operations and has aggregated such amortization to report as a single line item. Additionally, the Company has reviewed various filings of other SEC reporting companies and has determined that there is diversity as to how such amortization is presented. In light of the Staff’s comment, the Company will, in future filings, add the parenthetical notation “(excludes amortization of acquired intangible assets, shown separately below)” to the title “Cost of sales – product” while continuing to report a gross profit subtotal in its consolidated statements of operations.

3.We note that you present segment adjusted gross profit and segment adjusted EBITDA as segment measures of profit or loss used to assess segment performance. If the CODM uses more than one measure of a segment’s profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-22 and -28. Please tell us your consideration of disclosing only one measure of segment profit or loss.

RESPONSE
The Company respectfully acknowledges the Staff’s comment, and will revise, in future filings, its disclosure of segment profit and loss to include a single measure only.

* * * * * * * *

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures. If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (972) 692-1809 or via email at mlopez@rbbn.com.

Sincerely,

/s/ Miguel A. Lopez
Miguel A. Lopez
Chief Financial Officer